March 2, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (888) 282-6372

Andres F. Fernandez
Chief Executive Officer
American Ammunition, Inc.
3545 NW 71st Street
Miami, Florida 33147


      Re: 	American Ammunition, Inc.
      	Draft Amendment No. 1 to Form SB-2 submitted February
15,
2005
			File No. 333-122056

Dear Mr. Fernandez:

	We have reviewed your filing and have the following comments. Note that our review has been limited to matters relating to the conversion of debentures into shares of common stock. No further review of the registration statement has been nor will be made.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your registration statement to include audited financial statements for the year ended December 31, 2004. See
Regulation S-B, Item 310(g).

2. We note your proposed response to comment 1 in our letter of February 11, 2005. Please revise your supplemental response to tell us why you believe 42,861,322 represented a good faith estimate of the number of shares issuable upon the application of the floating conversion rate on the date of your initial filing. Your supplemental response relates to market prices on February 14, 2005, whereas at the time of your initial filing, your estimate was exactly twice the number of shares that would be issued under the conversion formula based on the market price at that date.

3. We note your proposed response to comment 2 in our prior letter.
Please revise the formula on page 2 to reflect the complete formula.

4. We note your proposed response to prior comment 3, including the
deletion of the statement that the debentures are convertible at a 24% discount to the trading price of the common stock. Please tell us supplementally, with a view toward disclosure that will provide context for understanding the conversion formula, what the formula is intended to achieve. The relationship between the value of the shares of common stock into which the debentures are convertible and the face amount of the debentures is not clear from the formula.
For
example, it appears that if the market value of the common stock is
at least $1.32 per share, then the debenture should convert into one
share for each dollar`s worth of the debenture that is being converted (although the value of the shares received would by higher than the face amount of the debenture being converted).  However, if
the market value of the common stock is less than $1.32, the number
of shares and the total dollar value of the common stock per dollar
of debenture being converted increases dramatically.  For example, if
the common stock market value is $1.00, then $50 face amount of debentures would convert into 223 shares, or $223.00 worth of common stock. If the market value of the common stock is $0.50, then $50 face amount of debentures would convert into 947 shares, or $473.50 worth of common stock. Please consider including a tabular presentation that illustrates this in your filing as well as an explanation of what the formula is designed to achieve.

5. Please consider renaming the "conversion price" component of the formula for purposes of the disclosure in this filing, since the debenture does not actually "convert" at this "price" and investors may become confused as to how the formula operates.

6. The risk factor entitled "The continuously adjustable conversion price feature of our convertible debentures . . ." provides a chart that illustrates the number of shares issuable upon conversion of the debenture. Please revise this risk factor to clarify that the table assumes that the entire amount of the $266,350 debenture is being converted. Please also rename the column headed "with discount at 24%", since the debenture actually converts at a much higher discount to the market value of the common stock.



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

      Please contact Matt Franker, Staff Attorney, at (202) 824-
5495
or me at (202) 942-1950 with questions.



      			Sincerely,



      			Pamela A. Long
      					Assistant Director


cc:	Steve Fleming, Esq. (via facsimile 212/930-9725)
      Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas, 21st Floor
	New York, New York 10018
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Andres F. Fernandez
American Ammunition, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE